 Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009

	(Dollars in thousands)
Earnings	$187,953	$95,914	$(62,329)	$(5,268)	$(28,481)
Fixed charges	$63,775	$45,200	$65,439	$75,440	$67,954

Earnings to fixed charges	$2.95	$2.12	$(0.95)	$(0.07)	$(0.42)

Earnings (Loss):

Income before income taxes	$129,825	$61,115	$(107,472)	$(70,601)	$(107,335)

Add: fixed charges	63,775	45,200	65,439	75,440	67,954
Less: capitalized interest	(59,908)	(41,507)	(41,448)	(33,919)	(19,810)
Add: amortization of previously capitalized interest	54,261	31,106	21,152	23,812	30,710

Total earnings	$187,953	$95,914	$(62,329)	$(5,268)	$(28,481)

Fixed Charges:

Homebuilding and corporate interest expense (1)	$1,726	$808	$20,842	$38,157	$44,436
Mortgage lending interest expense	282	607	442	466	451
Interest component of rent expense	1,859	2,278	2,707	2,898	3,257
Capitalized interest	59,908	41,507	41,448	33,919	19,810

Total fixed charges	$63,775	$45,200	$65,439	$75,440	$67,954

(1)	Includes the amortization and expensing of debt expenses that were not capitalized during period

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense which includes the amortization and expensing of debt expenses that were not capitalized during period, mortgage lending interest expense, interest component of rent expense, and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes. For the years ended December 31, 2011, 2010 and 2009, the Company generated losses which exceeded fixed charges of $127.8 million, $80.7 million and $96.4 million, respectively.